UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CNA SURETY CORPORATION
(Name of Subject Company)
CNA SURETY CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)
12612L1008
(CUSIP Number of Class of Securities)
Rosemary Quinn
CNA Surety Corporation
333 S. Wabash Avenue, 41st Floor
Chicago, Illinois 60604
(312) 822-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark D. Gerstein Timothy P. FitzSimons Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Gary I. Horowitz Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 (212) 455-7113

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Filed by CNA Surety Corporation pursuant to Rule 14d-9(a)(2) Under the Securities Exchange Act of 1934 Subject Company: CNA Surety Corporation Commission File No.: 1-13277
This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of CNA Surety Corporation (“CNA Surety” or the “Company”) by CNA Financial Corporation (“CNA Financial”) pursuant to the terms of an Agreement and Plan of Merger, dated April 20, 2011, by and among the Company, CNA Financial and Surety Acquisition Corporation, a wholly owned subsidiary of CNA Financial (the “Merger Agreement”):
Attached hereto are the following exhibits:
•	Exhibit A- Joint Press Release by CNA Surety and CNA Financial dated April 21,2011

•	Exhibit B- Form of memorandum to the employees of CNA Surety distributed on April 21, 2011

•	Exhibit C- Form of Letter to certain agents and brokers of CNA Surety distributed on and after April 21, 2011
Important Information and Where To Find It
     This Schedule 14D-9 filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of CNA Surety common stock described in this filing has not yet commenced. At the time the tender offer is commenced, CNA Financial will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”) and CNA Surety will file a solicitation/recommendation statement on Schedule 14D-9. Investors and stockholders are urged to read the Schedule TO, the Schedule 14D-9 and the other relevant materials before making any investment decision with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer. These materials and any other documents filed by CNA Surety or CNA Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These materials and any other documents filed by CNA Financial with the SEC will be made available to the Company’s shareholders at no expense to them (when available) from CNA Financial at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604 and the documents that are filed by CNA Surety with the SEC (when available) will be made available at no charge from CNA Surety at www.cnasurety.com or at 333 South Wabash Avenue, Chicago, Illinois 60604
Safe Harbor for Forward-Looking Statements
     Statements in this Schedule 14D-9 filing that relate to future results and events are forward-looking statements based on CNA Surety’s and CNA Financial’s current expectations regarding the tender offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transactions may not be timely completed, if at all; that, prior to the completion of the offer, if at all, CNA Surety may not satisfy one or more conditions to the offer; that the Merger Agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of CNA Surety’s services, and other risks that are described in the CNA Surety Annual Report on Form 10-K for the year ended December 31, 2010, in its most recent Quarterly Report on Form 10-Q and in its subsequently filed SEC reports. CNA Surety undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.
About CNA Surety
CNA Surety Corporation is the largest publicly traded surety company in the country. Through its principal subsidiary, Western Surety Company, CNA Surety provides surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies. The Company’s SEC filings are available at www.sec.gov or visit us at www.cnasurety.com for a direct link to the SEC website.
CNA is a registered service mark, trade name and domain name of CNA Financial Corporation.